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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

        Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934
                 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                             Commission File Number 1-10570-01

                              BJ SERVICES COMPANY
             (Exact name of registrant as specified in its charter)

       5500 NORTHWEST CENTRAL DRIVE, HOUSTON, TEXAS 77092 (713) 462-4239 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

              12 7/8% SENIOR NOTES DUE 2002, OF BJ SERVICES COMPANY
             (Title each class of securities covered by this Form)

                          COMMON STOCK, $.10 PAR VALUE
                        PREFERRED SHARE PURCHASE RIGHTS
                       WARRANTS TO PURCHASE COMMON STOCK
                           7% SERIES B NOTES DUE 2006
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [ X ]     Rule 12h-3(b)(1)(ii)    [   ]
     Rule 12g-4(a)(1)(ii)   [   ]     Rule 12h-3(b)(2)(i)     [   ]
     Rule 12g-4(a)(2)(i)    [   ]     Rule 12h-3(b)(2)(ii)    [   ]
     Rule 12g-4(a)(2)(ii)   [   ]     Rule 15d-6              [   ]
     Rule 12h-3(b)(1)(i)    [ X ]

         Approximate number of holders of record as of the certification or notice date:

                  None

         Pursuant to the requirements of the Securities Exchange Act of 1934, BJ Services International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: December 23, 1997                        By:   /s/ T. M. Whichard, III
                                                     -------------------------
                                                     T. M. Whichard, III
                                                     Treasurer